UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 AMENDMENT NO. 2


                       American Industrial Properties REIT
                                (Name of Issuer)


                         Common Stock ($0.10 par value)
                         (Title of Class of Securities)


                                    026791103
                                 (CUSIP Number)


--------------------------------------------------------------------------------
                           Mr. Stanley J. Kraska, Jr.
                             200 East Randolph Drive
                             Chicago, Illinois 60601
                                 (312) 782-1560
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 10, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



--------------------------------------------------------------------------------
     Ifthe filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
                               following box: |_|

                                Page 1 of 8 Pages

(1)  NAME OF REPORTING PERSON:       ABKB/LaSalle Securities Limited Partnership
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   36-3991973

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |X|
                                                                   (b)      | |
--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           | |

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

--------------------------------------------------------------------------------
      NUMBER OF               (7)      SOLE VOTING POWER
       SHARES                          480,213
                       ---------------------------------------------------------
     BENEFICIALLY             (8)      SHARED VOTING POWER
       OWNED BY                        480,212
                       ---------------------------------------------------------
         EACH                 (9)      SOLE DISPOSITIVE POWER
      REPORTING                        480,213
                       ---------------------------------------------------------
        PERSON                (10)     SHARED DISPOSITIVE POWER
         WITH                          480,212
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     960,425

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

     Excludes shares beneficially owned by LaSalle Advisors Capital Management, Inc.

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  NAME OF REPORTING PERSON:  LaSalle Advisors Capital Management, Inc.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   36-4160747

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)      |X|
                                                                    (b)      | |
--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            | |

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

--------------------------------------------------------------------------------
      NUMBER OF               (7)      SOLE VOTING POWER
       SHARES                          None
                        --------------------------------------------------------
     BENEFICIALLY             (8)      SHARED VOTING POWER
       OWNED BY                        None
                        --------------------------------------------------------
         EACH                 (9)      SOLE DISPOSITIVE POWER
      REPORTING                        None
                        --------------------------------------------------------
        PERSON                (10)     SHARED DISPOSITIVE POWER
         WITH                          542,153
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     542,153

--------------------------------------------------------------------------------
(12) CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

     Excludes shares beneficially owned by ABKB/LaSalle Securities Limited Partnership

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer

     This Amendment No. 2 amends and supplements the statement on Schedule 13D dated July 21, 1997, as previously amended and supplemented (the "Statement") relating to the common stock, par value $0.10 per share (the "Common Stock"), of American Industrial Properties REIT, a Texas real estate investment trust (the "Issuer"), which has its principal executive offices at 6210 North Beltline Road, Suite 170, Irving, Texas 75063.

     Item 2. Identity and Background

     This Statement is being filed on behalf of (i) ABKB/LaSalle Securities Limited Partnership ("LaSalle Securities") and (ii) LaSalle Advisors Capital Management, Inc., successor in interest to LaSalle Advisors Limited Partnership ("LaSalle Advisors"). Collectively, LaSalle Securities and LaSalle Advisors are referred to herein as the "Reporting Persons." LaSalle Securities is a limited partnership organized in Maryland and has its principal executive and business offices at 200 East Randolph Drive, Chicago, Illinois 60601. LaSalle Securities is a registered investment adviser that invests in real estate securities for clients. LaSalle Advisors is a corporation organized in Maryland and has its principal executive and business offices at 200 East Randolph Drive, Chicago, Illinois 60601. LaSalle Advisors is a registered investment adviser that invests in real estate securities for clients.

     Attached as Exhibit 1 to this filing is a list of the Reporting Persons setting forth, where relevant, the following information with respect to each such person: (i) name, (ii) business address, (iii) citizenship, and (iv) present principal business, occupation or employment and the name and address of any corporation or other organization in which such employment is conducted.

     During the last five years, neither LaSalle Securities nor LaSalle Advisors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

     Item 3. Source and Amount of Funds or Other Consideration

     LaSalle Securities and LaSalle Advisors acquired the securities of the Issuer pursuant to those Common Share Purchase Agreements between each of the Reporting Persons, acting as agents for particular clients, and American Industrial Properties REIT. The funds used to purchase the securities were obtained from clients for whom LaSalle Securities and LaSalle Advisors act as investment advisers.

     The size of the Board of Directors of American Industrial Properties REIT was increased to eight (8) Directors, and Stanley J. Kraska, Jr. was elected a Director.

     Item 4. Purpose of Transaction

     LaSalle Securities and LaSalle Advisors acquired the securities of the Issuer as an investment in their capacities as agents for particular clients. The Reporting Persons anticipate influencing such control over the Issuer as they deem necessary, convenient and proper to protect such investment. In order to protect their investment, the Reporting Persons may deem it necessary or convenient to acquire, directly, or through the Issuer, additional securities of the Issuer.

     Except as set forth above, the Reporting Persons do not have as of the date hereof any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Notwithstanding anything to the contrary contained herein, the Reporting Persons reserve the right to change their present intentions with respect to the matters described in this paragraph.

     In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors regarding the Issuer, such as its business and prospects and general economic conditions and money and stock market conditions.

     Item 5. Interest in Securities of Issuer

     According to information received from the Issuer, 11,151,000 shares of the Common Stock are issued and outstanding (the "Outstanding Shares").

     As a group, the Reporting Persons have the sole power to vote and dispose of 480,213 shares, share the power to vote 480,212 shares and share the power to dispose of 1,022,365 shares. For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to beneficially own approximately 13.5% of the shares, calculated by dividing (i) the 1,502,578 shares deemed beneficially owned by (ii) the 11,151,000 shares outstanding.

     The Reporting Persons originally acquired 1,224,490 (adjusted to give effect to a one-for-five reverse stock split) in connection with the Common Share Purchase Agreements. The Reporting Persons acquired 788 shares and options to acquire 2,000 shares at $15.00 per share because such shares and options were received by Stanley J. Kraska, Jr. in his capacity as a Director of the Issuer while serving at the request of the Reporting Persons. The Reporting Persons acquired 275,300 shares on February 10, 1998 for an aggregate of $3,750,962.50 pursuant to the exercise of preemptive rights granted by the Issuer in the Common Share Purchase Agreements.

                            Total Number of Shares             Percentage of
Reporting Person           Deemed Beneficially Owned         Outstanding Shares
LaSalle Securities                 960,425                         8.6%
LaSalle Advisors                   542,153                         4.9%

Total                            1,502,578                        13.5%


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Statement, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be filed as Exhibits

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     The parties agree that this statement is filed on behalf of each of them.


Dated:  February 13, 1998


                                     ABKB/LASALLE SECURITIES LIMITED PARTNERSHIP

                                     By/s/ Stanley J. Kraska, Jr.
                                     Name:  Stanley J. Kraska, Jr.
                                     Title:  Managing Director



                                     LASALLE ADVISORS CAPITAL MANAGEMENT, INC.

                                     By/s/ Stanley J. Kraska, Jr.
                                     Name:  Stanley J. Kraska, Jr.
                                     Title:  Managing Director

                                Page 8 of 8 Pages
                                    EXHIBIT 1

     LaSalle  Advisors   Capital   management,   Inc.   provides  the  following
information:

(a) Name of Person Filing:           LaSalle Advisors Capital Management, Inc.

(b) Address of Principal Business    200 East Randolph Drive
    Office or, if none, Residence:   Chicago, Illinois  60601

(c) Citizenship:                     Maryland

(d) Title of Class of Securities     Common Stock

     ABKB/LaSalle   Securities  Limited   Partnership   provides  the  following
information:

(a) Name of Person Filing:           ABKB/LaSalle Securities Limited Partnership

(b) Address of Principal Business    200 East Randolph Drive
    Office or, if none, Residence:   Chicago, Illinois  60601

(c) Citizenship:                     Maryland

(d) Title of Class of Securities     Common Stock